# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SenesTech, Inc., CIK 0001680378
CUSIP: 81720R604
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 777 W. PINNACLE PEAK ROAD, SUITE B104, PHOENIX, Arizona (AZ), 85027
Date of event which requires filing of this statement: 10/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002162971

## Reporting persons
- Fakhoury Ranni Emad: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 272,000; shared voting power 0; sole dispositive power 272,000; shared dispositive power 0; aggregate amount beneficially owned 272,000 (5% of the class)
  Comment: Based on 5,423,542 shares outstanding as of August 4, 2026, as reported on the cover of the Issuer's quarterly report on Form 10-Q for the period ended June 30, 2026, filed in August 2026.

## Item 1. Issuer
Name of issuer: SenesTech, Inc.
Address of issuer's principal executive offices: 777 W. PINNACLE PEAK ROAD, SUITE B104, PHOENIX, ARIZONA, 85027

## Item 2. Person Filing
Name of person filing: Fakhoury Ranni Emad
Address of principal business office or, if none, residence:
6655 Hampton Park Court
Mclean, Virginia, 22101
USA
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 272,000 shares
Percent of class: 5.02
Sole power to vote or to direct the vote: 272,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 272,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Fakhoury Ranni Emad: Ranni Fakhoury, Ranni Fakhoury (10/30/2026)